PANNONPLAST

INDUSTRIES PLC.
Chief Executive Officer

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
janos.illessy@pannonplast.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, [redacted]
Washington, D.C
Stop 3-9

Budapest, November 3rd, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. János Illéssy

Enclosure

File No. 82-4548

Announcement of PANNONPLAST Industries Plc.

We inform our shareholders that according to the announced agenda the company held its Extraordinary General Meeting on 3 **November, 2003.**

Summary of the EGM Resolutions

No.	Subject, short summary
38/I/2003.	Electing dr. György Horváth to chair the EGM
39/I/2003.	Resolutions of the EGM to be passed by open voting
40/I/2003.	Electing Mr. András Hevér to confirm the minutes
41/I/2003.	Electing dr. Gábor Zoltán Gábor to confirm the minutes
42/I/2003.	Electing dr. Gyula Knizse to confirm the minutes
43/I/2003.	Resolution on the order of proceedings of the items on agenda
44/I/2003.	Recalling dr. Erzsébet Fehér from the Board of Directors
45/I/2003.	Rejecting to recall dr. János Illéssy from the Board of Directors
46/I/2003.	Recalling Mr. Csaba Kerék from the Board of Directors
47/I/2003.	Rejecting to recall Mr. Gábor Ujlaki from the Board of Directors
48/I/2003.	Rejecting recall of Mr. Gyula Pázmándi Gyula from the Board of directors
49/I/2003.	Recalling Mr. János Mészáros from the Board of Directors
50/I/2003.	Rejecting to elect dr. Erzsébet Fehér as member of the Board of directors
51/I/2003.	Electing Mr. Csaba Zoltán as member of the Board of Directors for a 3-year period
52/I/2003.	Electing Mr. László Molnár as member of the Board of Directors for a 3-year period
53/I/2003.	Rejecting to elect Mr. Miklós Várhegyi as member of the Board of Directors
54/I/2003.	Rejecting to elect Mr.Zoltán Heimann as member of the Board of Directors
55/I/2003.	Rejecting to elect Mr. Csaba Kerék as member of Board of directors
56/I/2003.	Rejecting to elect Mr. János Mészáros as member of the Board of Directors
57/I/2003.	Leaving the remuneration of the chairman and the members of the BOD unchanged
58/I/2003.	Rejecting to recall dr. Csabáné Marténvi, President of the Supervisory Board
59/I/2003.	Rejecting to recall Mr. József Maros, member of the Supervisory Board
60/I/2003.	Rejecting to recall Mr. Antal Monostori, member of the Supervisory Board
61/I/2003.	Rejecting to elect dr. Erzsébet Fehér as member of the Supervisory Board
62/I/2003	Leaving the remuneration of the president and the members of the Supervisory Board unchanged
63/I/2003.	Modification of item V.28. of the Articles of Association relating to the deletion of the voting limit

Following the EGM, the complete Board of Directors held its first meeting where the following decisions were made:

Decision No. 31/II/2003: the Board of Directors unanimously elected dr. János Illéssy as Chief Executive Officer of the company. Dr. János Illéssy accepted the assignment.

Decision No. 32/II/2003: The Board of Directors unanimously voted that on behalf of the company dr. János Illéssy would be the person in charge of communication duties in connection with the company.

Decision No. 33/II/2003: From its own members, with 3 votes for and 2 votes of abstention the Board of Directors elected dr. János Illéssy as chairman of the BOD.

Budapest, 3 November, 2003

Board of Directors of Pannonplast Plc.